Exhibit (a)(2)(vii)

GOODRICH PETROLEUM SHAREHOLDER VOTE AND

EXCHANGE OFFER CONFERENCE CALL SCRIPT

Gil

Thank you operator. This is Gil Goodrich, the Chairman and Chief Executive Officer of Goodrich Petroleum, and we want to welcome everyone to a second conference call regarding our debt and preferred exchange offers announced on January 26, 2016 and amended February 5th and proxy items up for vote at our Special Shareholders Meeting scheduled for March 14th. Joining me on the call is our President Rob Turnham. As with the last call, due to public tender offer rules we will not be able to conduct a question and answer session.

As we stated before, we have structured a comprehensive Recapitalization Plan, including the exchange offers, in response to the current low commodity price environment that has had a significant, adverse impact on our Company and the industry as a whole.

The Recapitalization Plan, if completely successful, would result in the unsecured debt and preferred shares being converted into common stock, with the unsecured debt holders and preferred holders owning over two-thirds of the pro forma Company. Our outstanding indebtedness would be more than halved, with cash interest payments being made only on outstanding amounts under our revolving credit facility. Interest on the $175 million of second lien debt would be deferred until maturity or paid at the Company’s option either in cash or in-kind.

We want to be as clear and transparent as possible; the proposed exchange offers are not about us, the Company’s management team or its board of directors. Rather it is our best effort to offer all of the Company’s unsecured noteholders, preferred stock holders and common stock holders a final opportunity to preserve some value and retain the option value from a potential future commodity price recovery.

If the common stock holders agree to the increased authorized shares, which must happen for the Plan to succeed, and we have full participation in the exchange offers, we will eliminate or defer approximately $30 million of annual cash interest expense through these exchanges and approximately $498 million of value would accrue to the common stock holders, which would equate to approximately $1.35 per common share of the restructured Company. This compares to what is almost certain to be no recovery for our unsecured holders under a bankruptcy filing.

In no way are we trying to threaten or coerce any stakeholder into participating in the exchange offers; instead, we are simply doing everything we can to ensure all our stakeholders fully understand and appreciate the inevitable results if our proposed voluntary restructuring proposals are unsuccessful. We greatly respect each stakeholder’s position within our capital structure and their desire to receive the best deal possible. We further recognize that what we are trying to achieve is challenging due to the necessity to have high rates of participation across each security.

In structuring the exchange offer terms, we worked closely with our advisors to allocate shares to each class based upon priority in the capital structure while maximizing the odds of success by providing the proper incentive, as best we could, for each class to vote in support of the overall transaction.

We recognize some stakeholders may have different views of the appropriate allocation of shares but we honestly did our best to create the highest probability for success for all stakeholders, as a failure to achieve the minimum rate of participation from any class or to obtain the approval of our common stockholders to authorize the additional common shares, will result in a failure for all stakeholders.

We continue to be hopeful for a successful transaction with all stakeholders seeing the wisdom and benefit in participating, but frankly, the time to act is now. As we announced yesterday, we will not be making our March 15th or April 1st interest payments on our bonds, which in turn will set in motion a rapid process whereby, absent a successful completion of the Recapitalization Plan, the Company will have no alternatives other than to seek protection through the bankruptcy courts. To that effect, we have engaged the appropriate bankruptcy lawyers and advisors who are currently assisting the Company with that dual path under an expedited timeline while we wait on the stockholder meeting and exchange offer results.

This special stockholder meeting is scheduled for Monday, March 14th. In this important meeting, we will ask our common stockholders to authorize the additional common shares required to effect the proposed exchange offers. As we personally are significant common stockholders ourselves, we know first-hand how painful and difficult the current situation is. However, there is no doubt in my mind that the approval of the increase in the authorized shares to provide the Company with the ability to successfully complete the proposed exchange offers is in the best interest of the common stock holders and the best possible outcome. Therefore, I emphatically ask you join us and vote your shares in support of the proxy proposals. Two days after the shareholder meeting, on March 16th, the exchange offers will expire.

We understand and share your deep frustration, disappointment and even anger at the current conditions but we truly believe the Recapitalization Plan is the best possible solution for each class of stakeholder and hope all of you will join us, for your and everyone else’s benefit, in electing to support the Recapitalization Plan.

As previously stated, a voluntary restructuring such as our proposed Recapitalization Plan can be done quickly and for a fraction of the cost of a restructuring through the bankruptcy courts. We are expecting this transaction to cost approximately $1-2 million versus substantially more, if we are forced to seek relief under the bankruptcy code.

The proposed voluntary restructuring plan will also be significantly more efficient, as we believe we can get this done very quickly, if successful, versus a longer and more uncertain timeline if we have to reorganize through the courts.

Our assets are pledged to our secured debtholders, and if we are forced to seek bankruptcy protection, we believe our reserve value will not create enough value to fully pay back our second lien holders when marking to current commodity prices. As a result, we further believe that our unsecured debt, preferred and common stock holders will be fully impaired.

Now I will turn it over to Rob to walk you through the Recapitalization Plan.

Thanks Gil.

At the risk of repeating ourselves from the last call, it is very important to again lay out how we landed on this proposed transaction and the thought process behind the proposed terms and conditions.

It was very difficult in arriving at an appropriate split of the pro forma shares under the Recapitalization Plan, but in consultation with our financial advisors we believe that the proposed exchange ratios are the best way to incentivize all holders to participate in the exchange offers, which is necessary to consummate the Recapitalization Plan.

Our goal in the allocation of the common shares is to provide a fair allocation to all stakeholders whereby we:

(1)	conserve capital through the elimination of cash interest expense from a combination of an exchange of debt into equity from our unsecured debt holders and concessions from our second lien holders to defer cash interest expense until March, 2018;

(2)	de-lever and simplify the balance sheet, which will improve valuation metrics for our pro forma common stockholders and increase the odds of raising new capital to preserve our Company and resume growth; and

(3)	provide all participating holders an ability to recover much, if not all of their current investment if the Company’s share price recovers due to a better balance sheet and improved commodity prices.

Common Stock

Focusing on the common stockholders first, as spelled out in the proxy related to the Special Shareholders meeting of March 14th, we need a common stockholder vote to approve the increase in our authorized common stock from 150 to 400 million shares, or no deal gets done. This is clearly the linchpin for our Recapitalization Plan, in that nothing happens without shareholder approval of the increase in authorized shares. For that reason the common stockholders are getting a 25% pro forma allocation, assuming a successful completion of the exchange offers, which, although highly dilutive, gives the Company a chance to extend the liquidity runway with a better balance sheet and allows existing stockholders to stay in the game in hopes of a commodity price recovery. We are not yet at a quorum for the Special Shareholders meeting on March 14th and we strongly urge you to vote as soon as possible. The record date for owning the shares is February 4th, so even if you have transactions after that date we ask that you vote in favor of the proposals, as it is critical we get approval from greater than 50% of our common shares as of this record date. You can call Georgeson toll free at 888.607.6511 and they can take your vote over the phone. We understand that the dilution is painful, but we strongly urge you to vote for the increase in authorized shares, and if you have previously voted against the proposal like some of you have, we ask that you reconsider, because the vote is critical for you to have any chance at a recovery. Again, I can’t stress enough, if you are a common holder and we do not get enough of you to vote for the Plan all unsecured holders, whether they be debt, preferred or common are likely to get little if anything as we will be forced into bankruptcy.

Management and Employees

Under this Recapitalization Plan, management and employees are allocated 7.5% of the pro forma shares if fully subscribed, which in the Board’s view, is the minimum amount required to incentivize our employees and continue our operations without undue disruption.

In sum, 32.5% of the pro forma common stock under the Recapitalization Plan will be owned by the existing common stockholders and management and employees.

Unsecured Notes and Preferred Stock

A little over two-thirds, or 67.5% of the pro forma common stock would be issued to the existing unsecured noteholders and preferred stockholders under the Recapitalization Plan.

Preferred Stock

Under the Recapitalization Plan, 16.5% of the pro forma common stock would be issued to the existing preferred stockholders if the exchange offers are fully subscribed, with each series allocation being based primarily on original liquidation preference.

As stated in the offering materials, we do not expect to be in a position to declare another dividend in the future for our preferred stock due to capital surplus issues under Delaware law as a result of a material impairment of our assets in the fourth quarter of 2015. We believe that the preferred shares currently trade as if no dividends will be paid in the future. The allocation to the preferred stockholders is designed to incentivize holders to participate in the exchange in an attempt to recover some portion, if not all, of their liquidation preference of $273 million in the aggregate. In fact, preferred holders would recover full liquidation preference if the common stock price, pro forma for the exchanges, rises between $1.93 and $5.62 per common share in the future, depending on the series. Additionally, at the proposed exchange ratios there is currently a very good arbitrage in the market.

As to the exchange offers, there is a requirement that holders representing at least a majority in aggregate of the outstanding shares of the preferred stock participate. The market for the preferred stock that does not participate is expected to be thinly traded, as it is already for that matter, and if too many preferred holders hold out on the exchange and we do not achieve our minimum participation requirement, the Recapitalization Plan will fail and we will be forced to seek reorganization through the bankruptcy courts, under which scenario the preferred stockholders will likely receive nothing.

Unsecured Notes

Very important to our plan, the exchange ratios were calculated to give a majority of the Company to holders of the unsecured debt, as they are the most senior class of security being offered a chance to restructure voluntarily. The unsecured noteholders will receive a minimum of 51% of the common stock, assuming full exchange participation, and 54.32% at minimum participation from the preferred stockholders.

Assuming 100% participation, our unsecured noteholders would recover total principal amount of the debt exchanged at a pro forma common stock price of $1.22 per share, which would equate to a market capitalization of less than half of our market capitalization achieved within the last two years.

Again, a minimum of 95% of the unsecured note holders must participate in the exchange offers to consummate the exchange and Recapitalization Plan. Changing the allocation would be very problematic due to the need to incentivize each class of our stakeholders to participate in the exchange offers.

Second Lien Notes

As part of the Recapitalization Plan and contingent on minimum participation in the exchanges as outlined above, the Company will amend or offer to exchange the Company’s existing Second Lien notes for new senior secured notes with materially identical terms except that interest thereon may be (a) paid at the Company’s option either in cash or in-kind or (b) deferred until maturity.

As mentioned on the last call, the Second Lien Note holders have not been included in the offer to exchange their Notes into common stock at this time, as the Second Lien holders have either already agreed to a significant reduction in the principal amount in an exchange transaction in 2015 or provided significant new capital to the Company in 2015.

In closing, before handing it back to Gil, I would like to simplify and summarize again what we are trying to accomplish in this transaction. This is about getting something for our unsecured notes and stockholders versus nothing. I have heard from some of our common stockhholders who are concerned with the dilution that would result from the increase in authorized shares, yet if forced to file for bankruptcy, which is the next step if this Plan fails, the existing common stockholders would get nothing. We have heard from some debtholders who think the common and preferred should get less, but we would like to emphasize that without the common stockholders’ vote to approve the increase in authorized shares and the minimum participation necessary from the preferred stockholders the Plan will fail and all unsecured holders will be subject to the results of the bankruptcy process.

Everyone needs to be incentivized in order to participate, but everyone has to be willing to compromise as well. We aren’t in liquidation mode, this is a re-organization, and whether you do it voluntarily like we have proposed with the exchanges, or through Chapter 11, where you sit in the capital structure isn’t, in our view, the right way to evaluate the proposal. Under a Chapter 11 filing for us, if forced to go that route, the likely outcome is the first lien will remain a lender and the second lien will own 100% of the stock, subject to an incentive plan for management. Any stakeholders below that will likely get nothing, as all unsecured debt, preferred and common equity will be fully impaired regardless of where you sit in the capital structure. Again, we have done the best we can to arrive at an allocation that best incentivizes all of our stakeholders, but at the end of the day you will need to decide what is best for you.

With respect to timing, the exchange offers will expire on March 16, 2016 and I ask that you vote for the proposals as we are moving quickly down another path as a contingency plan if the Recapitalization Plan is unsuccessful.

With that I will turn it back over to Gil for closing remarks

I would like to thank all of our unsecured debt, preferred and common holders for being on the call and considering this critically important proposal. We know this is a very difficult time for everyone, our Company, stakeholders, employees and our entire industry. However, rather than complain or be angry at the conditions, we are working hard to do everything we can to make things better and provide the best possible outcome for all parties involved.

We have been told, on more than one occasion, that attempting this voluntary restructuring will be very difficult and the outcome uncertain, but we firmly believe it is the right thing to do and regardless of the ultimate outcome, we want every Goodrich stakeholder to know we did everything possible to preserve as much value for them as we could.

The exchange offer materials and proxy may be acquired from our information agent, Georgeson, whose address is 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310 and through their toll free telephone number of (888) 607-6511. We have also sent the documentation electronically to all broker/dealers of record as well as mailed copies to the address of record for the holders. Via the internet, you may find the information on our website at www.goodrichpetroleum.com and at www.proxydocs.com/GDP. To ensure the timely execution of the required elections, we encourage you to not wait on the mail if possible and go to the mentioned websites or reach out directly to your broker/dealer, Georgeson or the Company.

We hope you will join us in this effort and encourage you to get your elections in promptly. Thank you all very much

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